INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	October 17, 2017

Invictus MD Updates Shareholders on Cannabis
Legalization Process

Vancouver, BC, October 17, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS1) Today, Invictus MD updated shareholders that it is taking steps to monitor the government policy development process in advance of the legalization of recreational cannabis that is expected in July 2018.

“There are a number of authorities across the country that are developing policies and regulations to support the successful legalization of recreational cannabis. Invictus MD is monitoring these jurisdictions and will engage officials when necessary,” stated Dan Kriznic, Chairman and CEO of Invictus MD.

Invictus MD in Ontario

Invictus MD has been closely monitoring the recreational cannabis framework released by the Ontario government. Some highlights of Ontario’s proposed cannabis framework are:

•	Ontario will mirror the Liquor Control Board of Ontario model for retail sales

•	Purchase and consumption age will be 19 years old

•	Cannabis will not be sold alongside alcohol or in the same location

•	Current private dispensaries are illegal and will be shut down

•	Recreational cannabis use will be permitted in private residences only for now

•	Ontario will operate a scale up approach to storefront retail locations with 40 stores initially, 80 stores by the end of the first year and 120 stores by 2020

•	Online access will be available at the outset

•	Retail locations will resemble the early days of LCBO locations where product is not displayed and kept behind the counter for ordering

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INVICTUS MD Canada’s Cannabis Company

•	The new entity will only purchase from federally licensed producers within Canada

•	The government is not speculating on supply and possible increases in demand at the moment

•	The government is only permitting the smoking and ‘vaping’ of cannabis, no edibles at this time

Invictus MD in Alberta

Representatives from Invictus MD attended the Alberta Cannabis Secretariat’s

Framework session in Edmonton last week where we were able to monitor stakeholder reaction to Alberta’s framework, including:

•	Oversight and enforcement of regulations will be carried out by the Alberta Gaming and Liquor Commission

•

The government plans to act as the wholesaler and clearinghouse for all cannabis sales through the AGLC using a “postage stamp” model for wholesaling the product – the wholesale price would be identical throughout the province.

•	The government wishes to ensure that both large and small producers can compete to supply the market with the AGLC by acting as a single buyer.

•	There has not been a decision as to whether the sale of cannabis should be made by government-owned stores, or by private retailers.

•	Purchase and consumption age will be 18 years old and will initially only be available in physical stores, not through online sales.

•	Use of the product will not be permitted at retail locations and are not planning to permit lounges and cafes.

Legislative Update on Bill C-45 (Federal Cannabis Act)

Currently, Bill C-45, an Act Respecting Cannabis and to Amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts, passed second reading in June 2017 and was referred to the Standing Committee on Health where they are reporting on the Bill with amendments.

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INVICTUS MD Canada’s Cannabis Company

IR Agreement

The Company has entered into an investor relation’s agreement (the “IR Agreement”) with Gold Standard Media LLC, a limited liability company existing under the laws of the State of Texas with an office at 1102 S. Austin Ave, #110-283, Georgetown, Texas, USA. The term of the IR Agreement is for a three-month public awareness campaign. In connection with the IR Agreement, the Company will be compensated one hundred and fifty thousand dollars.

Options Granted

The Company also reports that it has granted 1,535,000 incentive stock options to directors and consultants of the Company. The stock options are exercisable for a period of five years at an exercise price of $1.34 per share. The options were granted under and are subject to the terms and conditions of the Company's Stock Option Plan.

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on two main verticals within the Canadian cannabis sector, namely the Licensed Producers under the ACMPR, being its wholly owned subsidiary Acreage Pharms and its non-wholly owned affiliate AB Laboratories Inc.; along with Fertilizer and Nutrients through its non-wholly owned subsidiary Future Harvest Development Ltd.

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INVICTUS MD Canada’s Cannabis Company

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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